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                             November 29, 2022

       Fred Powell
       Chief Financial Officer
       LAVA Therapeutics N.V.
       520 Walnut St, Suite 1150
       Philadelphia, PA 19106

                                                        Re: LAVA Therapeutics
N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 24,
2022
                                                            File No. 001-40241

       Dear Fred Powell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 15: Controls and Procedures, page 110

   1.                                                   Please amend the filing
to include management   s assessment of the effectiveness of
                                                        disclosure controls and
procedures as of December 31, 2021. We note the exception
                                                        identified in
Instruction 1 to Item 15 of Form 20-F does not apply to the required assessment in Item
15(a).
       Item 17: Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-1

   2. We note that your independent registered public accounting firm did not opine on your
                                                        January 1, 2020
consolidated statement of financial position. Please amend the filing to have your independent
registered public accounting firm opine on this statement, or tell us why this is not
considered necessary. Refer to Item 8(A)(3) of Form 20-F and Item 2-02 of
                                                        Regulation S-X.
 Fred Powell
LAVA Therapeutics N.V.
November 29, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 with any questions.



FirstName LastNameFred Powell                             Sincerely,
Comapany NameLAVA Therapeutics N.V.
                                                          Division of
Corporation Finance
November 29, 2022 Page 2                                  Office of Life
Sciences
FirstName LastName